May 20, 2010

By U.S. Mail & Facsimile to 703 813 6984

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-Q for Quarter Ended March 31, 2010 filed May 7, 2010

Dear Ms. van Doorn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of May 11, 2010, concerning its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

For your convenience, we have restated your comment below.

Comment:

1.	We note your response to our prior comment one and your disclosure in the Form 10-Q for the quarter ended March 31, 2010. We note you describe your accounting policy for repurchase and securities lending transactions as generally being treated as collateralized financings. In future filings, please make an unqualified statement as to how you have accounted for these transactions. To the extent you have any deviations from your accounting policy, please explain and quantify these deviations in your disclosure.

Response:

In future filings, the Company will make an unqualified statement as to how it accounted for repurchase and securities lending transactions. To the extent the Company has any deviations from its accounting policy, it will explain and quantify these deviations in its disclosures.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Ruth Porat, Chief Financial Officer

Jennifer Monick, Securities and Exchange Commission

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

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